

SO 4/5/04

SECURITIES ‖‖‖‖‖‖‖‖‖‖‖ 04017726 ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

      American Classic Financial Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__15745 Roller Coaster Road__

                              (No. and Street)

__Colorado Springs__   __CO__   __80921__

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

      Florence Klein   (719) 488-9266

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Berchem & Assoc., Inc.__

                  (Name – if individual, state last, first, middle name)

__7055 Perry Park Blvd., Larkspur, CO   80118__

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 07 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

1-

OATH OR AFFIRMATION

I, ___Florence Klein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___American Classic Financial Company_____, as of ___December 31,_____, 20 03 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

My Commission Expires 05/13/2007

Florence Klein
Signature

President
Title

Valaria A. Escalon
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berchem & Assoc., Inc.
7055 Perry Park Blvd.
Larkspur, CO 80118
303 681-6746

Independent Auditor's Report

To the Board of Directors
American Classic Financial Company

I have audited the accompanying statement of financial condition of American Classic Financial Company as of December 31, 2003, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Financial Company as of December 31, 2003, and the result of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward M. Berchem, PC
BERCHEM & ASSOC., INC.

March 9, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-40283 14
American Classic Financial Company 13	FIRM I.D. NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	24099 15
15745 Roller Coaster Road 20	FOR PERIOD BEGINNING (MM/DD/YY)
(No. and Street)	January 1, 2003 24
	AND ENDING (MM/DD/YY)
Colorado Springs 21 CO 22 80921 23	Dec. 31, 2003 25
(City) (State) (Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code) — Telephone No.

Florence R. Klein 30   (719) 488-9266 31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

32   33
34   35
36   37
38   39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ 20th _____ day of _____ March _____ 20 04

Manual signatures of:

1) _____ Florence Klein _____
   Principal Executive Officer or Managing Partner
2) _____ Florence Klein _____
   Principal Financial Officer or Partner
3) _____ Florence Klein _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name),

Berchem & Assoc., Inc. | 70 |

ADDRESS

7055 Perry Park Blvd. | 71 | Larkspur | 72 | CO | 73 | 80118 | 74 |

Number and Street   City   State   Zip Code

CHECK ONE

☐ Certified Public Accountant | 75 | **FOR SEC USE**

☒ Public Accountant | 76 |

☐ Accountant not resident in United States | 77 |
     or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
	50		51		52	53

SEC 1696 (02-03) 2 of 16

5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
American Classic Financial Company	N3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2003 | 99

SEC FILE NO. 8-40283 | 98

Consolidated | 198

Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 13,421	200			$ 13,421	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,010	295				
B. Other	33,377	300	$	550	43,387	810
3. Receivable from non-customers	3,433	355		600	3,433	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	21,346	424				
E. Spot commodities		430			21,346	850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $		150				
B. Other securities $		160		460	630	880
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		430		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 81,587	540	$ 3,300	740	$ 84,887	940

OMIT PENNIES

SEC 1696 (02-03) 3 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	
American Classic Financial Company	as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity			Total
21. Sole Proprietorship		₁₅	$ [1770]
22. Partnership (limited partners)	₁₁ ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			680 [1791]
B. Common stock			5,000 [1792]
C. Additional paid-in capital			67,004 [1793]
D. Retained earnings			13,203 [1794]
E. Total			85,887 [1795]
F. Less capital stock in treasury		₁₆ (	1,000) [1796]
24. TOTAL OWNERSHIP EQUITY			$ 84,887 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 84,887 [1810]

(1) $.01 par value, 100,000 shares authorized, 65,500 shares issued and outstanding

(2) $.01 par value, 500,000 shares authorized, issued and outstanding

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company	as of 12/31/2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 84,887		3480
2.	Deduct ownership equity not allowable for Net Capital	( )		3490
3.	Total ownership equity qualified for Net Capital	84,887		3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$ 84,887		3530
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) $ 3,300 [3540]			
	B. Secured demand note delinquency [3590]			
	C. Commodity futures contracts and spot commodities – proprietary capital charges [3600]			
	D. Other deductions and/or charges [3610]	(3,30	)	3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions	$ 81,5		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments $ [3660]			
	B. Subordinated securities borrowings [3670]			
	C. Trading and investment securities:			
	1. Exempted securities [3735]			
	2. Debt securities [3733]			
	3. Options [3730]			
	4. Other securities 3,202 [3734]			
	D. Undue Concentration [3650]			
	E. Other (List) [3736]	(3,202	)	3740
10.	Net Capital	$ 78,385		3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/2003
American Classic Financial Company	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6^2/_3$% of line 19)	$ _____	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 73,385	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 73,385	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from *Statement of Financial Condition*			$ _____	3790
17. Add:				
A. Drafts for immediate credit 21	$ _____	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____	3810		
C. Other unrecorded amounts (List)	$ _____	3820	$ _____	3830
18. Total aggregate indebtedness			$ _____	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% _____	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ _____	3880
23. Net capital requirement (greater of line 21 or 22)	$ _____	3760
24. Excess capital (line 10 less 23)	$ _____	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. $6^2/_3$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company

For the period (MMDDYY) from 010103 |3932| to 123103 |3933|
Number of months included in this statement 12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 31,908 |3935|
   b. Commissions on listed option transactions .... |3938|
   c. All other securities commissions .... |3939|
   d. Total securities commissions .... |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts .... 6,909 |3952|
4. Profit (loss) from underwriting and selling groups .... |3955|
5. Revenue from sale of investment company shares .... |3970|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... |3975|
8. Other revenue .... 24,948 |3995|
9. Total revenue .... $ 63,764 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 22,200 |4120|
11. Other employee compensation and benefits .... 6,831 |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... 67 |4075|
    a. Includes interest on accounts subject to subordination agreements .... |4070|
14. Regulatory fees and expenses .... 3,344 |4195|
15. Other expenses .... 12,944 |4100|
16. Total expenses .... $ 45,386 |4200|

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 18,378 |4210|
18. Provision for Federal income taxes (for parent only) .... |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
    a. After Federal income taxes of .... |4338|
20. Extraordinary gains (losses) .... |4224|
    a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 18,378 |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 3,500 |4211|

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	American Classic Financial Company

For the period (MMDDYY) from 010103 to 123103

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 66,509	4240
A. Net income (loss)		18,378	4250
B. Additions (Includes non-conforming capital of $ ____ 4262)			4260
C. Deductions (Includes non-conforming capital of $ ____ 4272)			4270
2. Balance, end of period (From item 1800)		$ 84,887	4280

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period		$ None	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ None	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	American Classic Financial Company	as of 12/31/2003

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm [30] ADVANTAGE TRADING GROUP, INC. [4335]   X   [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [36] None   [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
   1.   Equity Capital
   2.   Subordinated Liabilities
   3.   Accruals

AMERICAN CLASSIC FINANCIAL COMPANY
Statement of Cash Flows
January through December 2003

	Jan - Dec 03
OPERATING ACTIVITIES	
Net Income	18,377.74
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-27,143.70
Accounts Receivable:Accts. Receivable-Advantage	-5,566.29
Accounts Receivable:Accts. Receivable-Fiserv	441.03
Clearing Deposit-Fiserv	10,000.00
Clearing Deposit - Advantage	-10,010.19
Non-customer Receivables	-3,432.68
Other Securties:/Securities Trading	22,003.16
Other Securties:Marketable Securities	249.55
Accounts Payable - Fiserv	-1,763.79
Net cash provided by Operating Activities	3,154.83
INVESTING ACTIVITIES	
Equipment	-591.20
Reserve for Depreciation-Equip	591.20
Net cash provided by Investing Activities	0.00
Net cash increase for period	3,154.83
Cash at beginning of period	10,266.19
Cash at end of period	13,421.02

Page 1

1. Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Pennsylvania. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

Security Transactions

The Company utilizes a clearing broker on a fully disclosed basis. The Company does not hold customer funds or securities. The agreement with the clearing broker expires in 2008. Proprietary securities transactions and any profit or loss arising from these transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at market value. Commission income and expenses are recorded on a trade date basis. Other investment fees are recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies, continued

   Income Taxes

   The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

   Comprehensive Income

   Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2003, the Company did not have any components of comprehensive income to report.

2. Securities Owned

   Marketable securities owned consist of trading and investment securities as follows:

Corporate stocks	$ 11,352
Share of registered investment companies	9,094
Warrants in national exchange	3,300
Corporate bonds	900
	$ 24,646

3. Income Taxes

   Net operating loss carryforwards at December 31, 2003, were approximately $36,000

2011	$ 9,900
2018	2,200
2020	23,900
	$ 36,000

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31. 2003, the Company had capital of $84,887, which was $79,887 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.